UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                            Commission File Number 0-021320
                                                                  --------------

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended: November 30, 1996
                                 ------------------------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                                --------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

MAGNA-LAB, INC.
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Full Name of Registrant

--
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Former Name if Applicable

250 Z Executive Drive
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Address of Principal Executive Office (Street and Number)

City, State and Zip Code  EDGEWOOD, N.Y.  11717
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain matters relating to completion of a proposed financing cannot currently be accurately reflected in the filing. The completion of the proposed financing, which cannot be assured, will materially impact both the Company's financial condition and disclosure regarding the Company's financial position. It is currently anticipated that this matter may be resolved before the end of the extension period.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Kenneth C. Riscica                                 516-595-2111
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In its FORM 10-QSB for the quarter ended November 30, 1996, the Company expects to report:

          - A net loss for the three months then ended of approximately $700,000 ($.15 per share), an increase of approximately $20,000 from the same quarter of 1995 and an increase of approximately $300,000 from the immediately preceding quarter (which included approximately $250,000 in up front royalty revenue under a new license and distribution agreement with a subsidiary of Elscint Ltd.)

          - A net loss for the nine months then ended of approximately $1,800,000 (.40 per share), a decrease of approximately $475,000 from the same period of 1995 (which period included approximately $241,000 in bridge loan interest and financing costs which do not recur in 1996).

          - Cash and cash equivalents of approximately $223,000.


                                MAGNA-LAB, INC.
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                  (Name of Registrant as Specified in Charter)

            has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


                               By  Kenneth C. Riscica, Principal Financial
Date 1/15/97                       & accounting officer
    -----------------------       ----------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal violations. (See 18 U.S.C. 1001)